

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2020

Scott E. McPherson
President and Chief Executive Officer
Core-Mark Holding Company, Inc.
1500 Solana Boulevard, Suite 3400
Westlake, TX 76262

   Re: Core-Mark Holding Company, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2019
     Filed March 2, 2020
     Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2019
     Filed May 26, 2020
     File No. 000-51515

Dear Mr. McPherson:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2019

Part III. Item 11. Executive Compensation (incorporated by reference from Definitive Proxy Statement filed April 9, 2020), page 35

1. We note your use of certain metrics in setting specific objectives for the Named Executive Officers. Going forward, please provide the specific "Target," "Threshold," and "Exceptional" metrics that are set by the compensation committee for each component of your compensation program. Refer to Item 402(b)(1)(v) of Regulation S-K. To the extent you intend to rely on Instruction 4 to Item 402(b) of Regulation S-K, please discuss how difficult it will be for the executive or you to achieve the undisclosed target levels or other factors.

2.   We note that two of your compensation metrics, Adjusted PTNP and Return on Net Assets, appear to be measures that differ from those identified and reconciled in your annual report on Form 10-K. Because it is not clear how you have arrived at the amounts that are represented by these measures, going forward please revise to explain what these measures represent. If you consider these measures to be non-GAAP measures, please disclose how the target levels for each measure can be calculated from your audited financial statements. Refer to Instruction 5 to Item 402(b) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services